TESCO



News release...

8 December 2009

TESCO PLC

THIRD QUARTER INTERIM MANAGEMENT STATEMENT

SOLID GROWTH IN GROUP SALES – UP 8.8%, Ex-Petrol

Chief Executive, Terry Leahy commented:

"We've continued to make good progress this quarter with contributions to growth from across the business. We are seeing improving customer confidence and encouraging trends in both the UK and our international businesses, although recessionary conditions still exist in a number of markets. As ever, with Christmas approaching, we're doing even more for customers with low prices, great promotions, including on our Finest range, and of course double Clubcard points. Our investment in growth – in new space and from the two acquisitions last year – is providing us with good momentum and a strong platform for the future."

GROUP SALES

Group sales* for the thirteen weeks ending 28 November 2009 increased by 8.8%, excluding petrol, driven by all parts of our strategy. Growth was 7.7% including petrol.

STRONG INTERNATIONAL PERFORMANCE

International sales increased by 12.0% at actual exchange rates, excluding petrol (5.4% at constant rates). Growth in Asia was strong – at 18.9% (10.5% at constant exchange rates) – with continued momentum from the acquired stores in Korea and new store openings across the region. In Europe, sales grew by 5.7% (0.6% at constant exchange rates).

International like-for-like sales were encouraging, improving to (3.7)% in the quarter from (6.7)% in quarter two (excluding petrol). We saw a material improvement in both Asia and Europe and as we annualise the worst of the economic downturn around this time last year we expect this trend to continue into the fourth quarter and beyond. In the United States, sales were up 37.4%, with stronger like-for-like sales following the range enhancement and subsequent marketing launch of Fresh & Easy in September.

SOLID GROWTH IN UK BUSINESS

We have continued to make good progress in the UK, maintaining steady sales growth while inflation has fallen sharply across the sector, reflecting last year's commodity price increases. Excluding petrol and VAT-adjusted, like-for-like sales for the quarter increased by 2.8%, driven by good volume growth. Net new stores contributed 2.9%, bringing total growth excluding petrol to 5.7% (4.7% growth including VAT). Including petrol, which has seen substantial deflation, total UK sales including VAT grew by 4.2%.

Customers are responding well to double Clubcard points and welcoming the additional help they are providing in the run up to Christmas. Clubcard is growing in importance as a reason why customers switch to shopping at Tesco. With double Clubcard points and an additional voucher mailing last week, it will be a good Christmas for Tesco customers.

The improving positive like-for-like sales trend in non-food is continuing, with particularly strong growth in toys, electrical and entertainment. Tesco Direct also delivered another strong performance.

In Retailing Services, Tesco Bank is making good progress in developing its own systems infrastructure, with partners now selected for both its insurance and banking platforms. We're growing the number of customer accounts and the increase in bad debts experienced over the last year has now started to stabilise with levels remaining below the industry average. Tesco Bank contributed 1.5% to Group sales growth. In Telecoms, the launch of the iPhone on Tesco Mobile has generated strong interest amongst customers.

OUTLOOK

Operationally the business is performing in line with expectations and the outlook for the year as a whole remains unchanged.

* Excludes the effect of IFRIC13 'Customer Loyalty Programmes', which requires a change in the timing of revenue recognition in respect of loyalty incentives. This will be applied to our statutory sales reporting with our Preliminary Results for 2009/10.

** The UK segment excludes Tesco Bank. Tesco Bank is reported separately in accordance with IFRS8 'Operating Segments'.

Contacts:

Investor Relations:	Steve Webb	01992 644800
	Mark George	01992 806149
Press:	Jonathan Church	01992 646606
	Angus Maitland, Maitland	020 7379 5151